SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 4 2010
DIVISION OF MARKET REGULATION

SECU  SSION

10030598

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortigent Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Tower Oaks Boulevard, Suite 500
(No. and Street)

Rockville	Maryland	20852-3103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Putterman 301-816-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Ste. 200	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Putterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortigent Securities Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Chief Executive Officer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FORTIGENT SECURITIES COMPANY, LLC

DECEMBER 31, 2009

Fortigent Securities Company, LLC

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT

To the Member
Fortigent Securities Company, LLC

We have audited the accompanying statement of financial condition of Fortigent Securities Company, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortigent Securities Company, LLC as of December 31, 2009, and the results of its operations, the changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information, except for those items marked "unaudited", has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Baltimore, Maryland
February 24, 2010

Fortigent Securities Company, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	119,383
Selling agent fees receivable		18,314
Accounts receivable - related parties		131,777
Prepaid expenses		23,541
Total assets	$	293,015

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	728
MEMBER'S EQUITY		292,287
Total liabilities and member's equity	$	293,015

See notes to financial statements

Fortigent Securities Company, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2009

Revenue		
Fee income	$	114,329
Expenses		
Direct expenses		81,021
Income before provision for income taxes		33,308
Provision for income tax		(13,444)
Net income		19,864
Member's equity - beginning		272,423
Member's equity - ending	$	292,287

See notes to financial statements

Fortigent Securities Company, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 19,864
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets and liabilities	
Increase in selling agent fees receivable	(3,456)
Decrease in accounts receivable - related parties	13,218
Decrease in prepaid expenses	3,716
Increase in accounts payable	728
Net cash provided by operating activities	34,070
NET INCREASE IN CASH	34,070
Cash, beginning	85,313
Cash, end	$ 119,383

See notes to financial statements

NOTE 1 - ORGANIZATION

Fortigent Securities Company, LLC, a Maryland Limited Liability Company (the Company), was formed on December 15, 2003. The Company is a wholly-owned subsidiary of Fortigent Holdings Company (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed for the purpose of acting as a placement agent for various hedge funds and for any other lawful business as the Member may from time to time determine. A limited liability company limits the liability to the member's investment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are unconsolidated and only include the accounts of the Company, which is a wholly-owned subsidiary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Accounts Receivable and Bad Debts

Accounts receivable are reported net of an allowance for doubtful accounts. Management's estimate of the allowance is based on historical collection experience and a review of the

current status of the receivable. It reasonably possible that management's estimate of the allowance will change. As of December 31, 2009, there was no allowance for doubtful accounts.

Fee Income

The Company is the placement agent and selling agent for various hedge funds. The Company charges placement fees to an affiliated company in accordance with the affiliated hedge funds' private placement agreements. The Company also charges selling agent fees to unaffiliated hedge funds in accordance with selling agreements.

Income Taxes

The Company accounts for income taxes in accordance with the liability method as required under guidance from the Financial Accounting Standards Board (FASB) on accounting for income taxes, as interpreted by clarifying guidance issued by the FASB. Under the liability method, tax rates are applied to cumulative temporary differences based on how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes. Under the guidance, income tax benefits are recognized and measured based up on a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-not to be recognized for a position in accordance with this model for financial statements and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company accrues income-tax-related interest and penalties, if applicable, within the provision for income taxes. The Company has not taken any tax positions that would create unrecognized tax benefits.

The Company is a single member limited liability company and is deemed a disregarded entity for income tax purposes. The Company is included in the consolidated federal and combined state and local income tax returns of Fortigent Holdings Company. A provision for income taxes has been included in the financial statements based on the Company's share of Fortigent Holdings Company's income taxes.

NOTE 3 - RELATED PARTY TRANSACTIONS

Accounts Receivable - Related Parties

Included in accounts receivable - related parties are advances made to the Parent. The advances are noninterest bearing and due on demand. As of December 31, 2009, $120,891 is due from the Parent for the Company's share of the provision for income taxes. The remaining outstanding balance as of December 31, 2009 was $10,886 and relates to general operating advances.

Fee Income

The Company is also the placement agent for affiliated hedge funds. Fortigent, LLC, an affiliate of the member, pays placement fees to the Company in accordance with the affiliated hedge funds' private placement agreements. During 2009, no amounts were received.

Commissions

The Company reimburses Fortigent, LLC for sales commissions related to the Company's placements of affiliated hedge funds. During 2009, $6,197 was charged to direct expenses.

Expense Sharing Agreement

The Company and Fortigent, LLC, an affiliated entity, entered into an expense sharing agreement which provides that Fortigent, LLC will pay the Company's share of overhead expenses such as rent, payroll, supplies and other general and administrative expenses.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission, Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Under Rule 15c3-1, the

Company is required to maintain net capital of not less than $5,000. The Company had net capital of $118,655 at December 31, 2009, which satisfies the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .0061 to 1 at December 31, 2009.

NOTE 5 - SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 24, 2010 (the date the financial statements were issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Fortigent Securities Company, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2009

Net capital		
Member's equity from statement of financial condition		$ 292,287
Nonallowable assets		
Prepaid expenses	$ 23,541	
Selling agent fees receivable	18,314	
Accounts receivable - related parties	131,777	173,632
Net capital		$ 118,655
Aggregate indebtedness		
Liabilities from statement of financial condition		$ 728
Adjustments		-
Total aggregate indebtedness		$ 728
Computation of basic net capital requirement		
Minimum net capital required - 6 2/3% of aggregate indebtedness		$ 49
Excess net capital		$ 113,655
Excess net capital at 1000%		$ 118,582
Ratio: Aggregate indebtedness to net capital		0.0061 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 118,655
Audit adjustments		-
Net capital per above		$ 118,655
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report		$ 728
Audit adjustment		-
Aggregate indebtedness per above		$ 728

Fortigent Securities Company, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Year ended December 31, 2009

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Fortigent Securities Company, LLC

SIPC ASSESSMENT

Year ended December 31, 2009

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2009. This assessment has been paid as of December 31, 2009.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Fortigent Securities Company, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Fortigent Securities Company, LLC for the year ended December 31, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment if securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accounts. A material weakness is a significant deficiency, either alone or aggregated with other significant deficiencies, in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
February 24, 2010